TSX: GPR
July 6, 2016
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER ARRANGES US$20 MILLION BOUGHT DEAL FINANCING

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that it has entered into an underwriting agreement dated July 6, 2016 (the “Underwriting Agreement”) with Cantor Fitzgerald Canada Corporation and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC, as joint bookrunners, and Euro Pacific Capital, Inc. and Sprott Private Wealth LP, as co-managers (collectively, the “Underwriters”), to purchase, on a bought deal basis, 12,500,000 units of the Company (the “Units”) at the price of US$1.60 per Unit (the “Issue Price”) for aggregate gross proceeds of US$20 million (the “Offering”). Each Unit consists of one common share in the capital of Great Panther (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Share at the exercise price of US$2.25 per Share for a period of 18 months after the closing of the Offering.

In addition, the Company has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase up to an additional 1,875,000 Units at the Issue Price per Unit, for a period of up to 30 days after the closing of the Offering for additional aggregate proceeds to the Company of US$3 million. In the event the Over-Allotment Option is exercised in full, the aggregate gross proceeds to the Company will be US$23 million.

The Company has agreed to pay the Underwriters a cash commission equal to 6% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option.

The Offering will be made by way of a prospectus supplement dated July 6, 2016 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus"), dated October 14, 2014, and U.S. registration statement on Form F-10 (the "Registration Statement") (File No. 333-199119), effective as of October 20, 2014. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related Registration Statement) is available on the SEC's website at www.sec.gov. Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com, or H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com.

Page - 2

Closing of the Offering is expected to occur on July 12, 2016, subject to customary closing conditions. The Company intends to use the net proceeds of the Offering, together with the Company's current cash resources, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions and for general corporate and working capital purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus, or the Registration Statement.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert A. Archer
President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the expected completion of the Offering, the amount of proceeds and the use of proceeds from such sales, the Company's plans for production at its Guanajuato Mine Complex and Topia Mine in Mexico, exploring its other properties in Mexico and Peru, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, changes in the financial markets in general and in the market for the Company’s securities in particular, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

Page - 3

For more information, please contact:

Spiros Cacos
Director, Investor Relations
Toll free:            1 888 355 1766
Tel:                     1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com